KUNZMAN & BOLLINGER, INC.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

June 15, 2007

ELECTRONIC FILING

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:   Atlas America Series 27-2006 L.P.
      Amendment No. 1 to Registration Statement on Form 10
      Filed June 15, 2007
              File No. 0-52615

Dear Ms. Moncada-Terry:

Attached for filing is Amendment No. 1 to the Form 10 for Atlas America Series 27-2006 L.P. (the “Partnership”). Also, this letter is in response to your letter dated May 30, 2007 with respect to the above referenced Registration Statement on Form 10 for the Partnership. For your convenience, we have first restated your comments in italics and then provided our response. The responses in this letter are based on representations made by the Partnership and its managing general partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.

Also, we are supplementally providing you three copies of this letter and the redlined Amended Form 10, and page references in our responses in this letter to the staff’s comments are references to the pages in the redlined copies of the Amended Form 10.

General

1.
The Form 10 registration statement will automatically become effective 60 days from April 30, 2007, the date of first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

The Partnership acknowledges the comment.

2.
Where we raise comments pertaining to one section and they also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

When changes in disclosure were made in one section of the Amended Form 10, the Partnership also made parallel changes to all affected disclosure in other sections.

Kunzman & Bollinger, Inc.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
June 15, 2007

3.
Please update the financial information throughout the filing. We refer you to Article 3-12(d) of Regulation S-X, which provides that the age of financial statements included in Form 10 should not be more than] 145 days at the date the filing becomes effective.

The financial information in the Amended Form 10 has been updated throughout as required  under Article 3-12(d) of Regulation S-X.

Business, page 1

4.
We note that you have provided a chart delineating the organization and affiliations of Atlas America, Inc. on page 44. Include a new chart or expand the current chart to reflect the ownership structure and direct affiliations of the registrant as well. Also move the chart(s) closer to the beginning of this section.

The organization chart on page 39 has been expanded in the Amended Form 10 to show the Partnership as an affiliate, but not a subsidiary, of Atlas Resources, LLC, and the percentage of equity ownership of the Partnership between the managing general partner and the investors as a group as of March 31, 2007. Also, a footnote has been added to the chart to explain that the ownership structure of the Partnership may change. There are no other entities to add to the chart as direct affiliates of the Partnership.

In addition, the expanded organization chart has been moved from page 49 to page 39 to be closer to the beginning of this section, and immediately precedes the heading “- Officers, Directors and Other Key Personnel of the Managing General Partner” in Item 5 “Directors and Executive Officers.”

5.	Provide tabular disclosure of the participants' and the managing general partner's contributions.

A tabular disclosure of the participants’ and the managing general partner’s respective capital contributions to the Partnership as of December 31, 2006, has been added to Item 1 “Business - General” on page 2. Also, there is a footnote to the table that updates the managing general partner's capital contributions as of March 31, 2007.

Oil and Natural Gas Properties, page 4

6.
We note that you "will pay a reasonable charge for services performed directly by our managing general partner or its affiliates." Describe the services that may be directly provided to you by the managing general partner and its affiliates. Also discuss how the "reasonable charge" will be determined.

The “reasonable charge for services” referred to by the staff in this comment are references by the Partnership to other services that may be provided by the managing general partner and its affiliates to the Partnership that are not disclosed elsewhere in the Amended Form 10. Subject to the foregoing, this section has been revised on page 5 to describe those services as well as how the fees charged are determined to be reasonable.

Kunzman & Bollinger, Inc.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
June 15, 2007

Sale of Natural Gas and Oil Production, page 5

7.
Please revise your disclosure to clarify up to what percentage of your gross sales price you may pay for gathering services. We note that your managing general partner may receive up to 13% of your gross sales price for gathering services. However, under certain circumstances, it appears that you may be required to pay a greater percentage. If there is no ceiling on the amount that you may be charged or required to pay for these services, disclose that explicitly.

The managing general partner’s fee for gathering services may be increased, in its discretion, from 13% of the Partnership’s gross sales price of its natural gas to a competitive amount. Since there is no ceiling on what a competitive amount may be over the term of the Partnership, explicit disclosure of the absence of a ceiling on the managing general partner’s gathering fees, and how any increase in the gathering fees will be determined to be competitive, have been added to Item 1 “Business - Sale of Natural Gas and Oil Production” on pages 5 and 6.

Government Regulation, page 10

Regulation of Production, page 10

8.	Disclose in this section or elsewhere as appropriate any material costs you have incurred or expect to incur as a result of federal, state, and local regulation of natural gas and oil production.

The Amended Form 10 has been revised on page 11 to comply with the staff’s comment.

Risk Factors, page 13

9.	Eliminate the suggestion in the introductory paragraph that you have not included all material risks in this section.

The last sentence of the introductory paragraph of Item 1A “Risk Factors” on page 15, which contained the suggestion that all material risks were not included in this section, has been deleted.

10.
Revise to eliminate language that mitigates the risk. Examples include clauses that begin or precede "however" and "although." Similarly, disclosure regarding minimal harm you experienced from a risk or how you intend to mitigate or eliminate a risk does not belong in the Risk Factors section, but may appear elsewhere in your document as appropriate. Please revise accordingly.

The risk factors have been revised to eliminate language that mitigates the risk. The headings and page numbers of the risk factors where these revisions can be found are set forth below:

(a)	“− Natural Gas and Oil Prices are Volatile, and a Substantial Decrease in Prices…” at the 11th bullet point on page 16 and the last paragraph of this risk factor on page 16;

(b)	“− Our Hedging Activities May Adversely Affect Our Financial Situation and Results of Operations” on page 17;

Kunzman & Bollinger, Inc.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
June 15, 2007

(c)	“− Our Managing General Partner’s Management Obligations to Us Are Not Exclusive…” on page 18;

(d)	“− Current Conditions May Change and Reduce Our Proved Resources, Which Could Reduce Our Revenues” at the second paragraph of this risk factor on page 18;

(e)	“− Increases in Drilling and Operating Costs Could Decrease Our Net Reserves from Our Wells” on page 21;

(f)
“− We Sell Our Natural Gas to a Limited Number of Purchasers Without Guaranteed Prices…” at the first paragraph of this risk factor on page 23 and the carryover paragraph of this risk factor on page 23;

(g)	“− We Could Incur Delays in Receiving Payment, or Substantial Losses if Payment is Not Made…,” on page 23;

(h)	“− If Third-Parties Participating in Drilling Some of Our Wells Fail to Pay…” on page 24; and

(i)	“− Since Our Managing General Partner Is Not Contractually Obligated to Loan Funds to Us …” on page 24.

In addition, the mitigating factors that were deleted from the risk factors were moved to other sections of the Amended Form 10 and are redlined.

11.
Ensure that the risk factors you include address risks that are specific to you and your operations. Remove risk factors that may apply to any registrant. We note, for example, the risk factor entitled "We Expect to Incur Costs in Connection with Exchange Act Compliance..." on page 23.

The risk factor entitled “"We Expect to Incur Costs in Connection with Exchange Act Compliance..." on page 24 has been deleted.

12.	We note that you have entered into hedging arrangements. Please describe in a risk factor how those arrangements may negatively impact your financial situation and results of operations.

A risk factor concerning hedging was originally included in Item 1A “Risk Factors - Risks Relating to Our Business” in the last paragraph of the risk factor entitled “- Natural Gas and Oil Prices are Volatile and a Substantial Decrease in Prices, Particularly Natural Gas Prices, …” Notwithstanding, the hedging risk factor has been revised to be a separate risk factor under the heading “- Our Hedging Activities May Adversely Affect Our Financial Situation and Results of Operations” on page 17.

Security Ownership of Certain Beneficial Owners and Management, page 34

13.	Please confirm to us that none of the identified individuals beneficially own any of your securities and that there is no owner with more than 5% beneficial ownership.

The Partnership confirms that none of the identified individuals beneficially own any of its securities and that there is no owner with more than a 5% beneficial ownership in the Partnership.

Kunzman & Bollinger, Inc.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
June 15, 2007

Directors and Executive Officers, page 35

14.
If material, please disclose the amount reimbursed to Atlas America for management and administrative services and expenses incurred on behalf of the managing general partner. Quantify in dollar terms the amounts referenced in the first paragraph.

Amounts reimbursed by the managing general partner to Atlas America for management and administrative services have been disclosed in quantified dollar form on page 49 in the first paragraph under the heading “- Transactions with Management and Affiliates” in Item 5 “Directors and Executive Officers.”

Officers, Directors, and Other Key Personnel of Managing General Partner

15.
Please disclose the amount of time that each named individual has devoted and will devote to your operations, to the extent known or readily determinable. Also revise the sketches as necessary to eliminate any gaps with regard to time in the past five years, and specify the date and year of "formation" of the entities you cite in the sketch for Mr. Jones.

The biographical information concerning each of the named individuals set forth on pages 41 through 45 under the heading “- Officers, Directors, and Other Key Personnel of Managing General Partner” in Item 5 “Officers and Directors” discloses the amount of professional time that each named individual devotes to the managing general partner and its affiliates Atlas America, Inc., Atlas Energy Resources, LLC and Atlas Energy Management, Inc., in the aggregate, which also includes the amount of their professional time that has been and will be devoted to the Partnership’s operations.

In this regard, the named individuals provide services to more than 50 partnerships previously sponsored by the managing general partner, as well as services to the managing general partner and its affiliates for their own accounts. The affiliated entities of the managing general partner are listed in the “-Organizational Diagram” on page 39. Thus, there is no readily available method to separately allocate the professional time of these individuals that has been and will be devoted solely to the Partnership’s operations. Instead, each named individual’s amount of professional time that has been, and will be, provided to the Partnership is on “as needed basis” and is subject to the managing general partner’s fiduciary duty to properly manage the Partnership’s operations.

Also, the biographical information for Mr. Matthew A. Jones and Ms. Nancy J. McGurk have been revised on pages 42 and 43, respectively, to eliminate any gaps in time during the past five years. The Partnership is not aware of any other gaps. In addition, with respect to the biographical information concerning Mr. Jones, the date and year of “formation” of the entities referenced has been added on page 42.

16.
If material, rather than indicating that the information will be provided "on request," expand the disclosure regarding the management of the named affiliates to provide the referenced biographical information. For example, it appears that the information regarding Atlas Management would be meaningful, given the arrangements described at pages 47-50.

Kunzman & Bollinger, Inc.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
June 15, 2007

The sections entitled “-Atlas America, Inc., a Delaware Company,” “- Atlas Energy Resources, LLC, a Delaware Limited Liability Company” and “- Atlas Energy Management, Inc., a Delaware Company” in Item 5 “Directors and Executive Officers” have been expanded on pages 46 through 48 to include biographical information for their officers and directors (except as discussed below) who are not also officers or directors of the managing general partner, and to cross-reference to the biographical information of its officers and directors who are also officers and directors of the managing general partner under the heading “- Officers, Directors, and Other Key Personnel of Managing General Partner,” (and “Atlas Energy Resources, LLC, a Delaware Limited Liability Company,” in the case of Atlas America, Inc.) on page 40.

The Partnership does not believe that biographical information concerning the independent directors of Atlas Energy Resources, LLC, who are Messrs. Walter C. Jones and Bruce M. Wolf and Ms. Ellen F. Warren, is material to the Partnership’s investors. However, the Amended Form 10 has been revised on page 48 to provide that biographical information on those directors will be provided by the Partnership on request.

Remuneration of Officers and Directors, page 47

17.
We note that officers and directors of the managing general partner will not receive "any direct remuneration or other compensation" from the company. Please expand to explain how the officers and directors will be compensated for the services they provide to you. Also provide all the disclosure that Item 6 of Form 10 requires. We may have additional comments.

The Form 10 has been expanded on page 48 to disclose that the managing general partner’s officers and directors are solely compensated by an affiliated company of the managing general partner.

The Partnership respectfully does not believe that it is required to provide the disclosure required by Item 6 of Form 10 for the following reasons:

(a)	The Partnership is not the registrant, and does not directly pay any compensation to the officers and directors of Atlas Resources, LLC, its managing general partner.

(b)
The revisions to the compensation disclosure rules of Regulation S-K including, in particular, Items 402 and 407, directly relate to corporations and do not specifically require the same disclosure of the compensation of the executive officers and directors of a general partner of a partnership.

(c)
SEC Release No. 8732A provides that executive and director compensation disclosure has been required by the SEC since 1933. However, those requirements have not previously been applied by the SEC to the registration statements filed by the managing general partner’s more than 16 publicly-registered investment partnerships. Also, Release No. 8732A includes the following discussion:

Kunzman & Bollinger, Inc.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
June 15, 2007

“We wish to emphasize, however, that the application of a particular example must be tailored to the company and that the examples are non-exclusive. We believe using illustrative examples helps to identify the types of disclosure that may be applicable. A company must assess the materiality to investors of the information that is identified by the example in light of the particular situation of the company. We also note that in some cases an example may not be material to a particular company, and therefore no disclosure would be required…” [Emphasis added]

In this regard, services provided to Atlas America or its other subsidiaries by the executive officers and directors of the managing general partner may benefit not only the Partnership, but also Atlas America, its subsidiaries, and the other investment partnerships sponsored by, or affiliated with, the managing general partner, depending on the type of services rendered. However, Atlas America, Atlas Energy Resources, LLC and the managing general partner, as a practical matter, cannot accurately allocate these services and the related compensation paid to the managing general partner's officers between the Partnership, on the one hand, and Atlas America, its other subsidiaries, and the more than 90 other affiliated partnerships on the other hand. Thus, the Partnership believes that including the compensation disclosure required by Item 6 of Form 10 could be misleading to the Partnership’s investors by implying that the Partnership is directly paying all of that compensation, when in fact it is not doing so.

(d)
Certain of the officers and directors of Atlas Resources, LLC whose compensation would be required to be disclosed under Item 6 of Form 10 are also officers or directors of other affiliated Atlas companies, including Atlas America, Inc. and/or Atlas Energy Resources, LLC and Atlas Energy Management, and their compensation has previously been disclosed as required by  Items 402 and 407 of Regulation S-K to the public in other SEC filings by Atlas America, Atlas Energy Resources, LLC, etc.

Kunzman & Bollinger, Inc.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
June 15, 2007

Certain Relationships and Related Transactions, page 50

18.
Revise to clarify your statement that "we contributed $1,245,300, and estimate our total capital contribution to be $24,394,100." Also make clear in each case who is making and who is receiving the contributions.

The statement on page 51 has been revised to provide as follows:

"As of March 31, 2007, our managing general partner had contributed $8,630,700 to us, and it estimates that its total capital contributions to us will be $24,394,100 after all of our drilling activities are completed."

Description of Registrant's Securities to be Registered, page 53

19.	Revise to eliminate the suggestion that you only discuss "some" of the partnership provisions, and instead make clear that you describe all the material provisions.

Item 11 “Description of Registrant's Securities to be Registered” has been revised on page 55 to make clear that all the material provisions of the Partnership’s partnership agreement that are not described elsewhere in the Form 10 are described in this section.

Closing Information

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Kunzman & Bollinger, Inc.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
June 15, 2007

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The requested statement is attached to this letter.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

The Partnership acknowledges the staff’s comment.

In addition to revisions to the Partnership’s Form 10 requested by the staff, the Partnership also has made certain revisions to the Form 10 to update, conform or correct certain provisions in the original filing, and these revisions are redlined.

Please direct any questions or comments regarding the enclosed to the undersigned or Mr. Wallace W. Kunzman, Jr. at the captioned number.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Gerald A. Bollinger
Gerald A. Bollinger

Enclosures

cc:        Mr. Freddie Kotek
     Ms. Nancy McGurk

June 15, 2007

FACSIMILE
(202) 942-9627

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Atlas Resources Series 27-2006 L.P. Amendment No. 1 to Registration Statement on Form 10 Filed on June 12, 2007 SEC File No. 0-526l5

Dear Mr. Schwall:

This letter is pursuant to your comment letter dated May 30, 2007, for the above-referenced filing. Atlas Resources, LLC (the “Company”), the Managing General Partner of Atlas Resources Series 27-2006 L.P., acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Wallace W. Kunzman, Jr. or Gerald A. Bollinger at (405) 942-3501 if you have any questions or comments.

Very truly yours, ATLAS RESOURCES, LLC By: /s/ Frank P. Carolas Frank P. Carolas Executive Vice President Land and Geology

cc:	Ms. Carmen Moncada-Terry

311 Rouser Road, PO Box 611, Moon Township, PA 15108 • tel: 412 262-2830 • fax: 412 262-7430